                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*

                    Digital Village World Technologies Inc.
                        ______________________________
                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share
                        ______________________________
                        (Title of Class of Securities)

                                   25388R109
                        ______________________________
                                (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
        10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                (310) 282-2350
______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 18, 2000
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP NO. 25388R109
         -----------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      Brian Roberts

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Not applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            250,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             250,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      250,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Digital World Village Technologies Inc., a Nevada Corporation (the "Issuer"). The principal executive office of the Issuer is located at 8980 Fraserwood Court, Unit 10, Burnaby British Columbia Canada V5J 5H7

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c)    This statement on Schedule 13D is filed by Brian Roberts
("Reporting Person").

     (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the closing under the Share Exchange Agreement dated as of December 18, 2000, by and among the Issuer, the Cheung Group, Richard Wang, Peng Chen, Brian Roberts, Zun Zhao Li, Karen Dadson, Zhankui Mu, Jun Zhou, Yinghua Gao, Xuexian Xiao, Zun Zhao Li, Pei Zhang, Yuanjian Lin, Xiuzhuang Bian, David Tam and Songsheng Yin and Digital Village World Technologies (Canada) Ltd. (the "Share Exchange Agreement"), the Reporting Person acquired 250,000 shares of the Issuer in exchange for the Cheung Group's interest of Digital World Village Technologies, Inc. (Canada), a wholly owned subsidiary of the Cheung Group.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 hereof.

     The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries;
(f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

                       Reporting Person                          Number of Shares   Percentage of Total    Citizenship
                       ----------------                          ----------------   --------------------   -----------
                         Brian Roberts                                 250,000              1.9%              Canada

     (b) The Reporting Person, holds the sole power to vote and to dispose or direct the disposition of their shares of Common Stock.

     (c) The Reporting Persons has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                               DESCRIPTION
-----------   ----------------------------------------------------------------------------------------
1.1           Share Exchange Agreement, dated as of December 18, 2000

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.



                                       Date:  December 18, 2000

                                       /s/ Brian Roberts
                                       -------------------------------
                                       Brian Roberts